

June 28, 2011

Via Email
Mr. Robert F. Weber, Jr.
Chief Financial Officer
Woodward, Inc.
1000 East Drake Road
Fort Collins, Colorado 80525

> **Re: Woodward, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 18, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed April 27, 2011**
> **File No. 000-08408**

Dear Mr. Weber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Financial Condition, Liquidity, and Capital Resources, page 51

1. We note your disclosure on page 80 that you do not provide for taxes on undistributed earnings of $77.8 million since you consider these permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and

investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Item 8. Financial Statements and Supplementary Data, page 61

Note 4. Business Acquisitions and Dispositions, page 75

2.   We note that you acquired HR Textron, Inc. (HRT) on April 3, 2009 for $380.8 million and that you included historical audited financial statements as of and for the year ended December 31, 2008 for HRT within your Form 8-K/A filed on June 15, 2009. Please provide us with your calculations of the significance of the acquisition for purposes of determining the periods to present in the financial statements required by Rule 3-05 of Regulation S-X.

Item 11. Executive Compensation, page 118

3.   We note that on page 32 of your proxy statement you indicate that an executive officer's base salary and long-term incentive compensation may differ from the 50th percentile benchmark due to qualitative factors. Please tell us, and revise future filings to disclose, where the actual amounts of compensation paid fell in relation to the targeted amount. If any of your named executive officers are compensated at levels that are materially different from the targeted level of compensation, please also provide discussion and analysis as to why. Also tell us, and revise future filings to disclose, how amounts realized from other elements of compensation, such as the LTIP payouts you discuss, are considered in setting the amounts and elements of compensation you pay.

Form 10-Q for the Quarter Ended March 31, 2011

Note 18. Segment Information, page 24

4.   We note from your Form 8-K filed on February 14, 2011 that you have established two groups within your Turbine Systems business segment and hired two presidents for these new groups. Please explain to us how the establishment of these two groups within your Turbine Systems business segment has impacted your segment disclosures and analysis as of March 31, 2011. Refer to the guidance in 280-10 of the FASB Accounting Standards Codification.

Exhibit 31.1 and 31.2

5.   We note here and within your December 31, 2010 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by that rule. Specifically, we note that you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report.)" from paragraph 4(d). The

Woodward, Inc.
Mr. Robert F. Weber, Jr.
June 28, 2011
Page 3

certifications must be in the exact form prescribed in Item 601(b)(31) of Regulation S-K. Please revise future filings to include corrected certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551- 3286, or Geoffrey D. Kruczek, Reviewing Attorney, at (202) 551- 3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief